Exhibit 7.1

Schwartz Levitsky Feldman llp CHARTERED ACCOUNTANTS TORONTO, MONTREAL, OTTAWA	email	gerry.goldberg@slf.ca

	Direct Dial	416-780-2203

August 17, 2006

China BAK Battery, Inc.

BAK International Ltd.

Shenzhen BAK Battery Co. Ltd.

BAK Industrial Park, No. 1 Bak Street

Kuichong Town, Longgang District

Shenzhen, P.R.C.

Dear Sirs:

Re: Consolidated Financial Statements for the years ending September 30, 2005, 2004 and 2003

You previously filed an 8-K on August 4, 2006 advising that the consolidated financial statements referred to above on which we previously reported on have been restated and should no longer be relied upon. You further advised that your auditors are in the process of re-auditing those consolidated financial statements. You also cautioned that “Investors should only rely on the restated financial information to be announced by the company in due course”.

At this time, we have not reviewed such restatements and are therefore in no position to agree or disagree with them. Accordingly, we hereby withdraw our opinions on the consolidated financial statements dated December 28, 2005 except for notes 20(a), (b) and (c) and 21 as to which the date is January 12, 2006, note 20(d) as to which the date in January 30, 2006, and notes 20(e) and (f) as to which the date is March 14, 2006 for the year ending September 30, 2005, and dated December 30, 2004 except for note 17 as to which the date is January 20, 2005 and notes 6 and 18 as to which the date is January 30, 2006 for the years ending September 30, 2004 and 2003.

Yours very truly,

SCHWARTZ LEVITSKY FELDMAN LLP

/s/  Schwartz Levitsky Feldman LLP

Per: Gerry Goldberg, C.A.

GG/bc

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